

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2013

Via E-mail
Ronald D. Fisher, President
Starburst II, Inc.
38 Glen Avenue
Newton, Massachusetts 02459

> **Re: Starburst II, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 15, 2013**
> **File No. 333-186448**

Dear Mr. Fisher:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary of the Proxy Statement-Prospectus, page 1

1. We note your response to prior comment 4. Please revise to separately state whether there have been any material changes in Sprint's operations, performance, or in any of the projections or assumptions upon which your advisors based their opinion or whether you expect such changes to occur before your meeting. Note that we are not asking you to request updated opinions from your advisors.

Unaudited Pro Forma Condensed Combined Financial Information, pages 24 - 41

2. We note your response to comment 35. We also note your reference to your June 25, 2008 pre-clearance memorandum to the Staff in support of your original position that although you maintained a majority voting interest in Clearwire you lacked the ability to exercise control over the operational and financial policies of Clearwire allowing you to account for Clearwire using the equity method. In the June 25, 2008 memorandum, you refer to two provisions in particular that collectively constituted "a substantive minority

shareholder participating right." The first related to your inability to control the four-member Compensation Committee because of its two-thirds approval structure when you could only designate one member. The second regarded your inability to appoint or remove the CEO and executive management, who would be responsible for preparing and presenting the budget to the Board, because you did not control the ten Board directors required for such action. Please explain whether any terms of these two substantive participatory governance rights have been modified in the intervening years providing you either with increased ability to control the Compensation Committee or with the ability to appoint or remove the CEO and executive management. Tell us whether the Compensation Committee requires all four designees to cast votes in order for the two-thirds approval requirement to take effect. Furthermore, please explain the power of the Board in accepting, rejecting or revising the budget as prepared and presented by management.

Note 5—Unaudited Prom Forma Adjustments, pages 33 - 37

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 34

3. In regard to your purchase accounting and purchase price adjustment to Other liabilities, please explain and disclose how the elimination of the $1.4 billion of deferred rent primarily resulting from recognizing lease expense from tower leases on a straight line basis is directly attributable to the transaction.

Note 7 – Consolidation of Clearwire Corporation, page 38

4. We note the expanded disclosure in footnote 7(c)i. Please further revise this disclosure, and advise us, to clarify how the $1.1 billion adjustment to eliminate Sprint's equity method pick-up of Clearwire's loss was calculated, considering Sprint's ownership interest during 2012 and the amount of Clearwire's total net loss.

Note 8—Clearwire Pro Forma Adjustments, pages 39 - 41

Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page 39

5. In regard to your purchase accounting and purchase price adjustment to Other liabilities, please explain and disclose how the elimination of the $717 million of deferred rent primarily related to straight lining operating leases is directly attributable to the transaction.

Background of the SoftBank Merger, page 79

6. We note your response to comment 15 and related revised disclosure on page 83. We note the Sprint board of directors also (i) evaluated and discussed with its financial advisors the financial, operational, and strategic status of a number of domestic and

international companies, (ii) assessed the interest of these companies in mergers and acquisitions, and (iii) commented on how such interest, activities, and status might impact their interest in any combination with Sprint. Please further detail how the board commented on such interest, activities, and status.

Summary of Financial Analyses of Sprint Financial Advisors, page 98

7. We note your responses to comments 25 to 27 and 31 and your related revisions. We reissue our comments in part.

- For the discussion under Illustrative Implied Stock Price Premiums on page 101, disclose whether the advisors noted anything after making comparisons.
- For the discussion under Illustrative Standalone Discounted Cash Flow Analyses on page 101, disclose whether the advisors noted anything after making the comparison and whether the implied values fell within or outside (above or below) the range of implied standalone values.
- For the discussion under Trading Statistics on page 102, disclose whether the advisors noted anything after making the comparison and whether the implied values fell within or outside (above or below) the range of implied standalone values.
- For the discussion under Selected Precedent Transactions Analysis on page 103, disclose whether the advisors noted anything after making the comparison and whether the implied values fell within or outside (above or below) the range of implied standalone values.
- For the Illustrative Premiums Paid Analysis on page 104, disclose whether the advisors noted anything after making the comparison and whether the implied values fell within or outside (above or below) the range of implied standalone values.

Selected Precedent Transactions Analysis, page 103

8. We note your response to comment 30. We reissue our comment. We understand there are inherent differences in Sprint and AT&T, T-Mobile, and MetroPCS. However, because of these differences, the advisors appear to have exercised their judgment. Therefore please disclose the material parts of these judgments.

Illustrative Premiums Paid, page 103

9. We note your response to comment 32 and related revisions of deleting "other factors" and adding disclosure regarding Sprint's advisors' experience and judgment. Please detail the material factors that underlie the advisors' experience and judgment that caused them to determine the disclosed range as appropriate

You may contact Joe Cascarano, Staff Accountant, at 202-551-3376 or Robert S. Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. You may contact Ajay Koduri, Staff Attorney, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have any other questions regarding our comments.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director

cc: Via Email
        Brandon C. Parris
        Morrison & Foerster LLP